Exhibit 15.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-113687 on Form S-8 of our report dated July 15, 2005, December 11, 2007 as to the effects of the discontinued operations described in Notes 1, 3 and 12, relating to the consolidated financial statements of Claxson Interactive Group Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the entity’s ability to continue as a going concern discussed in Note 1 and discontinued operations discussed in Notes 1, 3 and 12) appearing in this Annual Report on Form 20-F of Claxson Interactive Group Inc. for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE LLP
Miami, Florida
December 11, 2007